PJB 6/22




SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH, D.C.
186 SECTION

SECURITIES AND EXCHANGE COMMISSION

07007875

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&A FINANCIAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 COURT STREET
(No. and Street)

BUFFALO	NY	14202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DUGGAN (716) 852-2611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHIAMPOU TRAVIS BESAW & KERSHNER LLP
(Name – *if individual, state last, first, middle name*)

45 BRYANT WOODS NORTH	AMHERST	NY	14228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 6/22

OATH OR AFFIRMATION

I, PAUL S. DUGGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P&A FINANCIAL SECURITIES, INC., as of 3/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhea M. Nagel
Notary Public, State of NY
Qualified in Erie County
REG. # 01NA6052500
Expiration 12/18/2010



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P&A FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedule
for the Year Ended March 31, 2007
with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

P&A FINANCIAL SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
P&A Financial Securities, Inc.
Buffalo, New York

We have audited the accompanying statement of financial condition of P&A Financial Securities, Inc. (the Company) as of March 31, 2007, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P&A Financial Securities, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chiampou Travis Besaw & Kershner LLP

May 16, 2007

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 121,988
Investments	15,852
Accounts receivable	12,450
Commissions receivable	8,155
Income tax refund receivable	1,216
Total current assets	159,661
DEFERRED TAX ASSET	3,007
TOTAL ASSETS	$ 162,668
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 9,375
Commissions payable	5,801
Accrued expenses	108,306
Total current liabilities	123,482
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	32,378
Accumulated other comprehensive loss	(3,192)
Total stockholder's equity	39,186
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 162,668

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2007

REVENUES:	
Commission revenue	$ 1,499,439
OPERATING EXPENSES:	
Commission expense	479,878
General and administrative	1,022,051
	1,501,929
LOSS FROM OPERATIONS	(2,490)
OTHER:	
Investment income	97
LOSS BEFORE PROVISION FOR INCOME TAXES	(2,393)
PROVISION FOR INCOME TAXES	(1,225)
NET LOSS	$ (3,618)

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Comprehensive Income (Memo)
	Shares	Amount				
BALANCE, BEGINNING OF YEAR	100	$ 100	$ 9,900	$ 35,996	$ -	
Net loss	-	-	-	(3,618)	-	$ (3,618)
Unrealized loss on equity securities, net of deferred taxes	-	-	-	-	(3,192)	(3,192)
BALANCE, END OF YEAR	100	$ 100	$ 9,900	$ 32,378	$ (3,192)	$ (6,810)

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,618)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred taxes	1,125
Changes in assets and liabilities affecting operating cash flows:	
Decrease in accounts receivable	6,276
Decrease in commissions receivable	1,160
Decrease in income tax refund receivable	396
Decrease in accounts payable	(20,904)
Decrease in commissions payable	(15,973)
Increase in accrued expenses	105,952
Net cash provided by operating activities	74,414
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investments	(19,934)
NET CHANGE IN CASH AND CASH EQUIVALENTS	54,480
CASH AND CASH EQUIVALENTS:	
Beginning of year	67,508
End of year	$ 121,988
SUPPLEMENTAL CASH FLOW INFORMATION:	
Income tax refund received	$ 396

See notes to financial statements.

P&A FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – P&A Financial Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker-dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

Cash and Cash Equivalents – Cash equivalents consist of money market accounts. The Company maintains its cash and cash equivalents in bank deposit and money market accounts which, at times, may exceed federally insured limits. The bank balance of funds invested in money market accounts, which are not FDIC insured, totaled $377 at March 31, 2007. Management believes that the Company is not exposed to any significant credit risk with regard to cash and cash equivalents.

Marketable Securities – Marketable securities consist of equity securities and are classified as available-for-sale for financial statement reporting purposes. Accordingly, they are recorded at fair market value with related unrealized gains and losses included as a component of accumulated comprehensive income (loss), net of taxes.

Commissions and Commissions Receivable – Commissions are recorded on a trade-date basis as securities transactions occur. Commissions receivable are stated at the amount the Company expects to collect from balances outstanding at year-end. Based on the Company's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally, Company capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At March 31, 2007, the Company's net capital and required net capital (as defined) were $30,628 and $8,232, respectively. The ratio of aggregate indebtedness to net capital was approximately 4.03 to 1.

3. RESERVE REQUIREMENT

Rule 15c3-3 (the Rule) under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1), these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(A) of the Rule.

4. INVESTMENTS

Investments consisted of the following at March 31, 2007:

	Cost	Fair Value
Marketable equity securities	$ 19,934	$ 15,852

A summary of investment income included in the accompanying statement of operations for the year ended March 31, 2007 is as follows:

Interest earned and dividend income	$ 97

5. RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate which requires the Company to pay the affiliate a percentage of gross income received as reimbursement for certain general and administrative services, supplies and expenses. Related expense for the year ended March 31, 2007 was $65,069.

At March 31, 2007, accounts receivable of $1,950 represents amounts due from an affiliate for fees received by the affiliate that are due to the Company. Management has determined that this amount is fully collectible.

6. INCOME TAXES

The provision for income taxes consisted of the following for the year ended March 31, 2007:

Current expense:	
Federal	$ -
State	100
	100
Deferred expense:	
Federal	774
State	351
	1,125
Total	$ 1,225

6. INCOME TAXES (continued)

The actual provision for income taxes reflects the U.S. federal and state corporate tax rates applied to taxable income, which includes the effects of non-deductible expenses for tax purposes.

Deferred tax assets arise from net operating loss carryforwards. At March 31, 2007, the Company has federal and state net operating loss carryforwards of approximately $10,000 each, which are available to offset future taxable income. These carryforwards expire in varying amounts through 2025.

* * * * * *

P&A FINANCIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2007

NET CAPITAL:	
Total stockholder's equity	$ 39,186
Deductions:	
Income tax refund receivable	(1,216)
Deferred tax asset	(3,007)
Accounts receivable, related party	(1,950)
	(6,173)
Net capital before haircuts on securities positions (tentative net capital)	33,013
Haircuts on securities	2,385
Net capital	$ 30,628
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 8,232
EXCESS NET CAPITAL	$ 22,396
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 9,375
Commissions payable	5,801
Accrued expenses	108,306
TOTAL AGGREGATE INDEBTEDNESS	$ 123,482
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.03 to 1

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
P&A Financial Securities, Inc.
Buffalo, New York

In planning and performing our audit of the financial statements and supplemental schedule of P&A Financial Securities, Inc. (the Company) for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Champion Travis Beams & Kessler LLP

May 16, 2007

END